SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of a Foreign Issuer pursuant to Rules 13a-16 and 15d-16 under the Securities Exchange Act of 1934.

Exact name of registrant as specified in its charter :

Scottish Power plc

Jurisdiction of organisation :

The United Kingdom

Address of principal executive offices :

Corporate Office, 1 Atlantic Quay, Glasgow, G2 8SP

Telephone : international 011 44 141 248 8200

Facsimile : international 011 44 141 566 4680

Commission File Number :

1-14676

Date : 20 May 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Scottish Power plc

By : ALAN McCULLOCH
Assistant Secretary

Date of signing : 20 May 2002

RNS Number:5514U
Scottish Power PLC
15 April 2002

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

Scottish Power plc

2. Name of scheme

ScottishPower Sharesave Scheme

3. Period of return: From 1.10.01 to 31.03.02

4. Number and class of shares(s)
(amount of stock/debt security)
not issued under scheme at the end of last period

1,925,337

5. Number of shares issued/allotted
under scheme during period

Nil

6. Balance under scheme not yet issued/allotted
at end of period

1,925,337

7. Number and class of share(s)
(amount of stock/debt securities)
originally listed and the date of admission

40,000,000 + 10,000,000 + 2,000,000 = 52,000,000

Please confirm total number of shares in issue at the end of the period
in order for us to update our records

1,852,646,984

Contact for queries: Address: ScottishPower, 1 Atlantic Quay, Glasgow, G2 8SP

Name: Alan McCulloch

Telephone: 0141 566 4683

1. Name of company

Scottish Power plc

2. Name of scheme

ScottishPower Executive Share Option Scheme

3. Period of return: From 01.10.01 to 31.03.02

4. Number and class of shares(s)
(amount of stock/debt security)
not issued under scheme at the end of last period

247,308

5. Number of shares issued/allotted
under scheme during period

63,747

6. Balance under scheme not yet issued/allotted
at end of period

183,561

7. Number and class of share(s)
(amount of stock/debt securities)
originally listed and the date of admission

4,600,000

Please confirm total number of shares in issue at the end of the period
in order for us to update our records

1,852,646,984

Contact for queries: Address: ScottishPower, 1 Atlantic Quay, Glasgow, G2 8SP

Name: Alan McCulloch

Telephone: 0141 566 4683

1. Name of company

Scottish Power plc

2. Name of scheme

PacifiCorp Stock Incentive Plan

3. Period of return: From 01.10.01 to 31.03.02

4. Number and class of shares(s)
(amount of stock/debt security)
not issued under scheme at the end of last period

3,597,800

5. Number of shares issued/allotted
under scheme during period

NIL

6. Balance under scheme not yet issued/allotted
at end of period

3,597,800

7. Number and class of share(s)
(amount of stock/debt securities)
originally listed and the date of admission

4,000,000

Please confirm total number of shares in issue at the end of the period
in order for us to update our records

1,852,646,984

Contact for queries: Address: ScottishPower, 1 Atlantic Quay, Glasgow, G2 8SP

Name: Alan McCulloch

Telephone: 0141 566 4683

1. Name of company

Scottish Power plc

2. Name of scheme

ScottishPower Employee Share Ownership Plan

3. Period of return: From 01.10.01 to 31.03.02

4. Number and class of shares(s)
(amount of stock/debt security)
not issued under scheme at the end of last period

378,756

5. Number of shares issued/allotted
under scheme during period

1,837,389 allotted shares

(5,000,000 shares listed during the period)

6. Balance under scheme not yet issued/allotted
at end of period

3,541,367

7. Number and class of share(s)
(amount of stock/debt securities)
originally listed and the date of admission

3,000,000 + 5,000,000 = 8,000,000

Please confirm total number of shares in issue at the end of the period
in order for us to update our records

1,852,646,984

Contact for queries: Address: ScottishPower, 1 Atlantic Quay, Glasgow, G2 8SP

Name: Alan McCulloch

Telephone: 0141 566 4683

END
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Monday, 15 April 2002 15:14:06
ENDS [nRNSO5514U]